                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                           For the month of July, 2009

                                   TEFRON LTD.
                 (Translation of registrant's name into English)

            IND. CENTER TERADYON, P.O. BOX 1365, MISGAV 20179, ISRAEL
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Attached hereto and incorporated by reference herein is a proxy statement and a proxy card to be sent to the Registrant's shareholders in connection with its upcoming Annual General Meeting of Shareholders.

This Form 6-K is hereby incorporated by reference into Tefron Ltd.'s
Registration Statement on Form F-3 (Registration No. 333-128847) and its
Registration Statements on Form S-8 (Registration Nos. 333-139021 and
333-111932).

                                       2

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          TEFRON LTD.
                                          (Registrant)

                                          By: /s/ Eran Rotem
                                          -----------------------
                                          Eran Rotem
                                          Chief Financial Officer

                                          By: /s/ Hanoch Zlotnik
                                          -----------------------
                                          Hanoch Zlotnik
                                          Treasurer

Date: July 20, 2009

                                       3

                                   TEFRON LTD.
                      PARK AZORIM, 94 DERECH EM HAMOSHAVOT
                           PETACH TIKVA, 49527 ISRAEL

                             -----------------------

                NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

                          TO BE HELD ON AUGUST 26, 2009

                             -----------------------

Dear Shareholder,

     You are cordially invited to attend the Annual General Meeting of the shareholders of Tefron Ltd. (the "COMPANY") to be held at the Company's offices located at Park Azorim, 94 Derech Em Hamoshavot, Petach Tikva, Israel on August
26, 2009, at 11:00 a.m., Israel time (the "MEETING"). The agenda for the Meeting is as follows:

     1.   to re-elect Yacov Gelbard, Ishay Davidi, Yarom Oren, Meir Shamir, Avi
          Zigelman, Shirith Kasher and Zvi Limon as directors;

     2.   to approve a second three year term and compensation for Mr. Eli
          Admoni as an "external director" under Israeli Companies Law, 1999 effective from August 26, 2009;

     3.   to approve the compensation for our directors;

     4.   to approve, as a framework resolution, the Company's purchase of an insurance policy concerning insurance of directors' and officers'
          liability, including as directors and officers of the Company's subsidiaries but not including the coverage of controlling shareholders;

     5.   to approve the granting of a final annual dividend in the sum of $8 million in accordance with the Company's Articles of Association;

     6.   to approve the appointment of Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young International, as auditors of the Company for the fiscal year ending December 31, 2009 and for the period until the next Annual General Meeting of the shareholders, and to authorize the
          Board of Directors, upon recommendation of the Audit Committee, to determine the auditors' compensation; and

     7.   to conduct such other business as may properly come before the Annual
          General Meeting or any adjournments or postponements thereof.

     In addition, shareholders will be requested to consider at the Meeting the
Directors' Report and the financial statements of the Company for the fiscal year ended December 31, 2008, and the Company will also report on the auditor's compensation with respect to fiscal year 2008.

     The foregoing items of business are more fully described in the Proxy
Statement accompanying this Notice.

     Shareholders of record at the close of business on July 27, 2009 will be entitled to notice of and to vote at the Meeting.

     Whether or not you plan to attend the Annual General Meeting, you are urged to promptly complete, date and sign the enclosed proxy, and mail it in the enclosed envelope which requires no postage if mailed in the United States.
Return of your proxy does not deprive you of your right to attend the Annual
General Meeting and vote your shares in person.

     Pursuant to the Articles of Association of the Company, a proxy will be effective only if received by the Company at least two hours prior to the time of the Annual General Meeting.

By Order of the Board of Directors,

ORNA MAROM
COMPANY SECRETARY
July 20, 2009

                                   TEFRON LTD.
                      PARK AZORIM, 94 DERECH EM HAMOSHAVOT
                           PETACH TIKVA, 49527 ISRAEL

                                 PROXY STATEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS

     This Proxy Statement is furnished to shareholders in connection with the solicitation by the Board of Directors of Tefron Ltd. (the "COMPANY" or
"TEFRON") of proxies to be voted at the Annual General Meeting (the "MEETING")
of the shareholders of the Company to be held on August 26, 2009 at 11:00 a.m., local time, at the Company's offices located at Park Azorim, 94 Derech Em
Hamoshavot, Petach Tikva, Israel and at any adjournments or postponements thereof. A copy of the Notice of Annual General Meeting of Shareholders accompanies this Proxy Statement. This Proxy Statement and the proxies solicited hereby are first being sent or delivered to the shareholders on or about July
29, 2009.

PROXIES; COUNTING OF VOTES

     Proxies for use at the Meeting are being solicited by the Board of
Directors of the Company. A form of proxy for use at the Meeting is attached.
The completed proxy should be mailed to the Company in the pre-addressed envelope provided and received by the Company at least two (2) hours before the
Meeting. The Chairman of the Board has the right to accept proxies until the beginning of the Meeting. Upon the receipt of a properly executed proxy in the form enclosed herewith, the persons named as proxies therein will vote the
Ordinary Shares of the Company ("ORDINARY SHARES") covered thereby in accordance with the directions of the shareholder executing such proxy. Subject to applicable law, in the absence of such instructions, the Ordinary Shares represented by properly executed and received proxies will be voted "FOR" all of the proposed resolutions to be presented to the Meeting for which the Board of
Directors recommends a "FOR" vote.

     Shareholders may revoke the authority granted by their execution of proxies at any time before the exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Shareholders may vote shares directly held in their name in person at the Meeting. If a shareholder wants to vote in person at the
Meeting shares held in street name, the shareholder must request a legal proxy from the broker, bank or other nominee that holds the shares, confirming the number of shares so held, as well as a statement from the broker, bank or other nominee that it did not vote such shares, and the shareholder must present such legal proxy and statement at the Meeting. Attendance at the Meeting will not, by itself, revoke a proxy.

     THE BOARD OF DIRECTORS DOES NOT KNOW OF ANY MATTER, OTHER THAN THOSE SET
FORTH HEREIN, THAT IS EXPECTED TO BE PRESENTED FOR CONSIDERATION AT THE MEETING.
HOWEVER, IF OTHER MATTERS PROPERLY COME BEFORE THE MEETING, THE PERSONS NAMED IN
THE ACCOMPANYING PROXY ARE AUTHORIZED TO VOTE ON SUCH MATTERS USING THEIR
DISCRETION.

RECORD DATE; SOLICITATION OF PROXIES

     Only shareholders of record at the close of business on July 27, 2009 will be entitled to vote at the Meeting and any adjournment thereof. Proxies will be solicited chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefore, may solicit proxies by telephone, fax or other personal contact.
Copies of solicitation materials will be furnished to banks, brokerage firms, nominees, fiduciaries and other custodians holding Ordinary Shares in their names for others to send proxy materials to and obtain proxies from the beneficial owners of such Ordinary Shares. The Company will bear the cost of soliciting proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

     To the extent you would like to state your position with respect to any of proposals described in this proxy statement, you may do so by delivery of a notice to the Company's offices located at Park Azorim, 94 Derech Em Hamoshavot,
Petach Tikva 49527, Israel, not later than August 6, 2009.

     Following the Meeting, one or more shareholders holding, as of July 19,
2009, at least 82,945 ordinary shares, which represent approximately five percent (5%) of the total voting rights of the Company, which are not held by controlling shareholders of the Company, may review the Proxy Cards submitted to the Company at Company's offices during business hours. For these purposes and for purposes of voting on Proposal Two only, Norfet will be considered a controlling shareholder of the Company.

QUORUM AND VOTING REQUIREMENTS

     On July 19, 2009, the Company had outstanding 2,120,199 Ordinary Shares, each of which is entitled to one vote upon each of the matters to be presented at the Meeting. This number does not include 99,740 Ordinary Shares held by a wholly-owned subsidiary of the Company.

     At the Meeting, each shareholder of record will be entitled to one vote for each Ordinary Share held by him in respect of each matter to be voted upon.

     Two or more shareholders, present in person or by proxy or by voting instrument and holding or representing shares conferring in the aggregate at least 25% of the voting power of the Company, will constitute a quorum at the
Meeting. Shares that are voted in person or by proxy "FOR" or "AGAINST" are treated as being present at the Meeting for purposes of establishing a quorum and are also treated as voted at the Meeting with respect to such matters.
Abstentions and broker non-votes will be counted for purposes of determining the presence or absence of a quorum for the transaction of business, but such abstentions and broker non-votes will not be counted for purposes of determining the number of votes cast with respect to the particular proposal. If a quorum is not present within thirty minutes from the time appointed for the Meeting, the
Meeting will be adjourned to Wednesday on the following week, at the same time and place, or to such day and at such time and place as the Chairman of the
Meeting may determine with the consent of the holders of a majority of the voting power present at the meeting in person or by proxy or by voting instrument and voting on the question of adjournment. At such adjourned Meeting, any two shareholders, present in person or by proxy or by voting instrument and holding or representing shares conferring in the aggregate at least 25% of the voting power of the Company, will constitute a quorum.

     The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for approval of all of the Proposals at the Meeting, other than Proposal Two (to approve a second three year term for Mr. Eli Admoni as an "external director"), which requires a majority of the voting power represented at the Meeting in person or by proxy, provided that either (i) such a majority includes at least one-third
(1/3) of the total votes of shareholders, who are not Controlling Shareholders of the Company (as defined under the Companies Law) or anyone voting on their behalf, present at such Meeting in person or by proxy (votes abstaining shall not be taken into account in counting the above-referenced shareholder votes);
or (ii) the total number of shares of the non-Controlling Shareholders mentioned in (i) above that are voted against such proposal does not exceed one percent
(1%) of the total voting rights in the Company.

     This Proxy Statement and the Proxy Cards attached hereto shall be deemed to constitute voting deeds (Ktavei Hatzba'a) for the purpose of regulation 3(c) of the Israel Companies Regulations (Alleviation for Public Companies whose shares are listed on a Stock Exchange Outside of Israel), 2000.

                       BENEFICIAL OWNERSHIP OF SECURITIES
                   BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth certain information as of July 19, 2009 concerning the only persons or entities known to the Company to own beneficially more than 5% of the Company's outstanding Ordinary Shares. The information presented in this table is based on 2,120,199 Ordinary Shares outstanding as of
July 19, 2009, but does not take into account 99,740 Ordinary Shares held by a wholly owned subsidiary of the Company. The number of Ordinary Shares beneficially owned by a person includes Ordinary Shares subject to options held by that person that were currently exercisable at, or exercisable within, 60 days of July 28, 2009. The Ordinary Shares issuable under these options are treated as if they were outstanding for purposes of computing the percentage ownership of the person holding these options, but are not treated as if they were outstanding for the purposes of computing the percentage ownership outstanding for any other person. None of the holders of the Ordinary Shares listed in this table have voting rights different from other holders of the
Ordinary Shares.

                                           NUMBER OF          PERCENT OF
NAME                                     SHARES OWNED      ORDINARY SHARES*
--------------------------------------- ---------------- --------------------

Norfet, Limited Partnership
c/o Fimi 2001 Ltd.
Rubinstein House
37 Begin Rd.
Tel Aviv, Israel                          461,308 (1)           21.76%

* Does not take into account 99,740 Ordinary Shares held by a wholly owned subsidiary of the Company.

(1)  Norfet L.P is an Israeli partnership. As of June 15, 2009, 7.76% of Norfet was held by FIMI Opportunity Fund, LP, approximately 40.15% of Norfet was held by FIMI Israel Opportunity Fund, Limited Partnership, approximately
     42.29% was held by Mivtach Shamir Holdings Ltd., approximately 3.03% was held by Migdal Insurance Company, approximately 6.06% was held by First
     International Bank of Israel and approximately 0.69% was held by Zaleznick and Butler. In addition, pursuant to Rule 13d-5, (i) Mr. Ishay Davidi, a director of the Company, may be deemed to beneficially own the shares held by Norfet due to his position as CEO of FIMI 2001 Ltd. and senior partner of FIMI Israel Opportunity Fund, Limited Partnership and FIMI Opportunity
     Fund, L.P., and (ii) Mr. Meir Shamir, a director of the Company, may be deemed to beneficially own the shares held by Norfet due to his approximately 34% interest in Mivtah-Shamir.

DIRECTORS AND SENIOR MANAGERS

     As of July 19, 2009, the following directors and senior managers beneficially held the number of Ordinary Shares set forth in the table below.
The information in this table is based on 2,120,199 Ordinary Shares (excluding
99,740 shares owned by a wholly owned subsidiary) outstanding as of July 19,
2009. The number of Ordinary Shares beneficially owned by a person includes
Ordinary Shares subject to options held by that person that were currently exercisable at, or exercisable within 60 days of July 19, 2009. The Ordinary
Shares issuable under these options are treated as if they were outstanding for purposes of computing the percentage ownership of the person holding these options but are not treated as if they were outstanding for the purposes of computing the percentage ownership outstanding for any other person. Except as disclosed below, to the Company's knowledge, none of the directors or senior managers beneficially owns any Ordinary Shares.

                                             NUMBER OF      % OF ORDINARY SHARES
NAME                                      ORDINARY SHARES       OUTSTANDING**
---------------------------------------- ----------------- ---------------------

Yacov Gelbard                                  47,650               2.24%
Ishay Davidi                                  463,275 (1)          21.85%
Meir Shamir                                   461,308 (2)          21.76%
Avi Zigelman                                        -                  -
Shirith Kasher                                      -                  -
Yacov Elinav                                        -                  -
Eli Admoni                                          -                  -
Yarom Oren                                          -                  -
Zvi Limon                                     101,227 (3)           4.77%
Adi Livneh                                          *                  *
Eran Rotem                                          *                  *
Amit Tal                                            -                  -
David Gerbi                                         -                  -
Orna Goldner-Marom                                  -                  -
Alon Shadmi                                         -                  -
Meir Kupershmit                                     -                  -
Michael Bergman                                     -                  -

Directors and senior managers as a
  group (17 persons)                          616,272 (4)          29.07%

----------

*    Less than one percent (1%) of the outstanding Ordinary Shares.

**   Does not take into account 99,740 Ordinary Shares held by a wholly owned subsidiary of the Company.

     (1)  Consists of (i) 461,308 Ordinary Shares held by Norfet, which Mr.
          Ishay Davidi may be deemed to beneficially own under U.S. securities laws since he serves as CEO of FIMI 2001 Ltd., which controls the general partner of Norfet, one of the Norfet limited partners (which is managed by FIMI 2001 Ltd.) as well as the other Norfet limited partners by virtue of an irrevocable power of attorney; and (ii) 1,967
          Ordinary Shares held by FIMI, which Mr. Ishay Davidi may be deemed to beneficially own in accordance with the above mentioned.

     (2)  Consists of 461,308 Ordinary Shares held by Norfet, which Mr. Meir
          Shamir may be deemed to beneficially own due to his approximately 34%
          interest in Mivtah-Shamir, which held an approximately 42.29% interest in Norfet as of June 15, 2009.

     (3)  Consists of 101,227 Ordinary Shares held by Rimon Investment Master
          Fund, LP ("Rimon"), which Mr. Zvi Limon may be deemed to beneficially own under the U.S. securities laws since he served as a partner in the management company of Rimon.

     (4)  Consists of (i) 461,308 Ordinary Shares held by Norfet, which Mr.
          Ishay Davidi may be deemed to beneficially own under U.S. securities laws since he serves as CEO of FIMI 2001 Ltd., which controls the general partner and one of the limited partners of Norfet and which
          Mr. Meir Shamir may be deemed to beneficially own under U.S.
          securities laws due to his approximately 34% interest in
          Mivtah-Shamir, which held an approximately 42.29% interest in Norfet as of June 15, 2009; (ii) 1,967 Ordinary Shares held by FIMI which Mr.
          Ishay Davidi may be deemed to beneficially own under U.S. securities laws since he serves as CEO of FIMI 2001 Ltd., which controls the general partner and one of the limited partners of Norfet; (iii)
          101,227 Ordinary Shares held by Rimon which Mr. Zvi Limon may be deemed to beneficially own under U.S. securities laws since he serves as a partner in the management company of Rimon; (iv) 47,650 Ordinary
          Shares held by Mr. Yacov Gelbard; and (v) 4,120 Ordinary Shares held by two executives.

EXECUTIVE COMPENSATION

     The aggregate direct remuneration paid to all Directors and senior management as a group for services in all capacities for the year ended December
31, 2008 was approximately $2.8 million, of which $346,000 was paid to Directors in their capacities as Directors. Negligible amounts were set aside or accrued for vacation and recuperation pay for all directors and senior managers as a group. No amounts were set aside or accrued to provide pension, retirement or similar benefits. The amount does not include any amounts expended by the
Company for automobiles made available to its officers, expenses (including business travel and professional and business association dues and expenses)
reimbursed to officers and other fringe benefits commonly reimbursed or paid by companies in Israel and $118,000 in management fees paid to Norfet in accordance with an agreement with Norfet. The Company has no service contracts with any of its directors that provide benefits upon termination of their status as directors.

     In 2007, the Company did not grant options under the Share Option Plan. In
July 2008, the Company granted options for 30,000 Ordinary Shares under the
Share Option Plan to the Chairman of the Board of Directors, Mr. Yacov Gelbard.
Such options have an exercise price of $20.70 per share and expire in July 2013.
In August 2008 the Company's Audit Committee and Board of Directors approved the grant of options for 30,000 Ordinary Shares under the Share Option Plan to the
Company's CEO, Mr. Adi Livneh, subject to the approval by the TASE of an increase in the total number of the Company's Ordinary Shares reserved for the issuance under the Share Option Plan by an additional 50,000 Ordinary Shares.
Such options have an exercise price of $40 per share and expire 10 years after their grant. All share and per share information in this Proxy Statement has been adjusted to give retroactive effect to a ten-for-one reverse split of our ordinary shares that became effective on January 22, 2009.

                                  PROPOSAL ONE
                              ELECTION OF DIRECTORS

     At the Meeting, shareholders will be asked to elect seven persons to serve as directors of the Company, who, together with the Company's two external directors (one with a term that expires in 2010, and one with a term that will be renewed if Proposal Two is approved), will constitute the entire nine-member
Board of Directors. As of the date of this proxy statement, all of the nominees listed below currently serve as directors of the Company. Each of the seven nominees is nominated to serve as a director until the end of the next Annual
General Meeting. Each of the Company's directors provided a declaration with respect to their compliance with the qualifications to serve as directors of the
Company as required under Israeli law. The declarations are available for review at the Company's offices.

     Also, if elected to another term as a director, Mr. Yacov Gelbard will continue to serve as the Chairman of the Board of Directors.

     It is the intention of the persons named in the proxy to vote for the election of the persons named below. If any nominee is unable or unwilling to serve (which the Board of Directors does not anticipate), the persons named in the proxy may vote in their discretion for another person.

     The following information supplied with respect to each person nominated and recommended to be elected to the Board of Directors of the Company is based upon the records of the Company and information furnished to it by the nominees.
Reference is made to "Security Ownership of Certain Beneficial Owners and
Management" for information pertaining to share ownership of certain of the nominees.

The nominees to serve on the Board of Directors are:

NAME                             AGE        CURRENT POSITION WITH COMPANY
----                             ---        -----------------------------

Yacov Gelbard                     62        Chairman of the Board
Ishay Davidi                      47        Director
Yarom Oren                        39        Director
Meir Shamir                       57        Director
Avi Zigelman                      53        Director
Shirith Kasher                    42        Director
Zvi Limon                         50        Director

     YACOV GELBARD began serving as the Company's active Chairman of the Board of Directors on January 1, 2008 and has accounting and financial expertise. Mr.
Gelbard served as President and CEO of Bezeq Ltd. from 2005 to 2007, as Chairman of the Board and CEO of Pelephone Communications Ltd. from 2001 to 2005, as
Chairman of the Board of the "Hamashbir Fashion Warehouse" Ltd in 2001, as
Chairman of the Board and CEO of XXL (Electronic Commerce) Ltd. from 1999 to
2001, as Chairman of the Board and CEO of Blue Square - Israel Ltd. from 1993 to
1999, and as VP of Finance of Blue Square - Israel Ltd. from 1983 to 1993. Mr.
Gelbard holds a B.A. in Economics and Accounting from Tel Aviv University, and he is a Certified Public Accountant.

     ISHAY DAVIDI has served as a director of the Company since June 2005, is a member of the Compensation and Donations Committees, and has accounting and financial expertise. Mr. Davidi served as Chairman of the Board of Directors from November 2005 through December 2007. Mr. Davidi is the Founder and CEO of each of FIMI IV 2007 Ltd, FIMI Opportunity 2005 Ltd, FIMI 2001 Ltd and First
Israel Mezzanine Investors Ltd., the managing general partners of the partnerships constituting the FIMI Private Equity Funds. Mr. Davidi also serves as a director at Retalix Ltd. (TASE, Nasdaq), Scope Metals Group Ltd. (TASE),
Orlite Industries (1959) Ltd., MDT Micro Diamond Technologies Ltd, Ophir
Optronic Ltd., Oryan Agish Ltd., Orian S.M. Ltd. (TASE), Merhav-Ceramic and
Building Materials Center Ltd. (TASE), Barbur Ltd. Gamatronic Electronic
Industries, Ltd. (TASE), Bagir Group Ltd., and other private companies. Mr.
Davidi holds a B.Sc in Industrial and Management Engineering from Tel Aviv
University and an M.B.A. from Bar Ilan University.

     YAROM OREN has served as a director of the Company since December 2007 and has accounting and financial expertise. Mr. Oren is Senior Partner at FIMI 2005
Ltd. and FIMI 2001 Ltd. Mr. Oren also serves as a director of Caesarea Creation
Industries Ltd., a textile manufacturer, Bagir Group, a suits manufacturer,
Scope Metals Ltd, a metal service provider, Ginegar Plastic Products Ltd., a plastic cover films manufacturer, Ophir Optronic Ltd., and other private companies Yarom Oren holds a B.Sc in Industrial and Management Engineering from
Tel-Aviv University and an M.B.A. from WBS, England.

     MEIR SHAMIR was elected as a director of the Company on March 31, 2004 and has accounting and financial expertise. Mr. Shamir has been the CEO of Mivtach
Shamir Holdings Ltd., an investment company traded on the TASE, since 1992. From
1992 until December 2008, he also served as Chairman of Mivtach Shamir Holdings
Ltd. Mr. Shamir also serves as a director of several companies connected to or associated with Mivtach Shamir Holdings Ltd., Solbar Industries Ltd., A.A.M.S
Investments Ltd., H.L.H.P. (1997) Ltd., Meir Shamir Management (1997), Meir
Shamir Holdings Ltd., and Mivtach Shamir Assets Ltd. He also serves as a director of our subsidiaries, Hi-Tex, Macro Clothing Ltd. and Tefron USA Inc.
Mr. Shamir holds an undergraduate degree in Economics and Business
Administration from Bar Ilan University.

     AVI ZIGELMAN was elected as a director of the Company on June 28, 2005, is considered an independent director under the Companies Law, is a member of the
Balance Sheet Committee, and has accounting and financial expertise. Mr.
Zigelman served as director in the following companies: Mizrahi Tefahot Bank
Ltd., Fox Vizel Ltd., King Ltd., Ilex Medical Ltd., P.M.S Group Ltd., Gindi
Investments 1 Ltd., Clal Biotechnology Industries Ltd., Simha Urieli and Sons
Engineering and Contracting Company Ltd., Sialo Technology Israel Ltd., Crow
Technology (1977) Ltd., Pangea Real Estates Ltd., and Afcon Electro-mechanics
Ltd. Since 2000, Mr. Zigelman has been a member of the Professional Committee of the Israeli Accounting Standard Board. Between 1996 and 2003, Mr. Zigelman
served as a Partner Head of Professional Practice Department of the Somekh
Chaikin accounting firm. Mr. Zigelman holds an M.A. in Business Economics, specialization in Finance, with honors, B.A in Accounting and Economics,
Economics with honors, and post degree Accounting Studies, with honors, all from
Tel-Aviv University. Mr. Zigelman is a Certified Public Accountant.

     SHIRITH KASHER was elected as a director of the Company on March 31, 2004, is considered an independent director under the Companies Law, is a member of the Audit and Balance Sheet Committees, and has accounting and financial expertise. Ms. Kashir has been the head of Corporate & Structured Finance at
Brack Capital Holding Ltd since April 2006. Ms. Kasher serves as director of privately-owned companies of Brack Capital Group. From April 2005 until April
2006 Ms. Kasher was the CEO of Telem Ltd. From 2001 to March 31, 2005, Ms.
Kasher was the Business and Corporate Counsel and Secretary of The Israel
Phoenix Assurance Company Ltd. and the General Counsel of Atara Investment
Company Ltd. and Atara Technology Ventures Limited (both from the Phoenix
Group). From 1998 to 2000, Ms. Kasher worked at S. Horowitz & Co., first as an
Articled Clerk and then as an Advocate. Ms. Kasher holds a B.Sc. in Natural
Science from the Hebrew University, Jerusalem and an LLB, from Tel Aviv
University and is admitted to practice law in Israel.

     ZVI LIMON has served as a director of the Company since May 2008 and has accounting and financial expertise. Mr. Limon has been a General Partner of
Rimon Funds, a public equities investment fund focusing on Israeli companies since 2006. Since 1999, Mr. Limon has also served as a General Partner and
Venture Partner of Magna VC (previously Magnum Communication) Fund, an Israeli venture capital fund focusing on communication technology companies. Mr. Limon also serves on the board of directors of a number of publicly traded and private companies. From 1990 to 2000, Mr. Limon was the Chairman of Limon Holdings Ltd.,
the advisor to an international technology fund focusing on private and public equity investments. Ms. Limon holds a B.A. in Economics and Business
Administration from Bar Ilan University and an M.B.A. from INSEAD.

     It is proposed that at the Meeting, the following Resolution be adopted:

     "RESOLVED, that each of Yacov Gelbard, Ishay Davidi, Yarom Oren, Meir
Shamir, Avi Zigelman, Shirith Kasher and Zvi Limon be, and hereby is, elected to hold office as a director of the Company until the close of the next Annual
General Meeting."

     The affirmative vote of holders of a majority of the Ordinary Shares represented at the Meeting in person or by proxy, entitled to vote thereon and voting thereon (without taking into account the votes that abstained) is necessary for approval of this resolution.

     THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE APPROVAL OF THIS PROPOSAL.

                                  PROPOSAL TWO
            APPROVING THE RENEWAL OF THE TERM OF MR. ELI ADMONI AS AN
                     EXTERNAL DIRECTOR AND HIS COMPENSATION

     The Company's Board of Directors is soliciting the shareholders meeting to elect Mr. Eli Admoni to serve a second three-year term as an "external director"
of the Company in accordance with the provisions of the Companies Law, effective from August 26, 2009 and until August 25, 2012. Mr. Admoni has served as an external director since August 10, 2006 and his term will expire on August 9,
2009.

     The shareholders are asked to approve a second three-year term, effective from August 26, 2009 and until August 25, 2012. The compensation of Mr. Admoni and of Mr. Yacov Elinav, the Company's other external director, shall be NIS
2,000 (approximately $500) per meeting of the Board of Directors and any Board committee meeting and annual compensation shall be in the amount of NIS 50,000
(approximately $12,500)). However, their compensation may be adjusted from time to time in the future so as not to fall below the minimum compensation required to be paid to external directors pursuant to the regulations under the Companies
Law. In addition, Mr. Admoni has received and will continue to receive a standard letter of indemnification from the Company indemnifying him for certain actions that he takes in his capacity as an officer or director of the Company.

     The following information with respect to Mr. Admoni is based upon the information furnished to the Company by Mr. Admoni.

     ELI ADMONI served as an External Director of Tefron since August 10, 2006 and his term will expire on August 9, 2009. Mr. Admoni is a member of the Audit,
Balance Sheet, and Compensation Committees and has accounting and financial expertise. Mr. Admoni has been the chairman of the Clalit Health Services since
2005, and served as the chairman and as a director in boards of directors of different companies from 2000 to 2005. Mr. Admoni served as the president of
Biotechnology General (Israel) Ltd from 1999 to 2000, as CEO of Caniel Israel
Company Ltd from 1994 to 1998, as CEO of Rafa Labs Ltd from 1989 to 1993, and as
CEO of Abic Ltd from 1982 to 1989. Mr. Admoni holds an LLB from the Hebrew
University, Jerusalem and a Certificate in Business Administration from
University of Manitoba, Canada.

     The proposed nominee, Mr. Admoni, has declared to the Company that he complies with the qualifications as an External Director under the Companies
Law. In addition, the Board of Directors' has determined that Mr. Admoni satisfies the conditions of "accounting and financial expertise" under the
Companies Law, as described below. Mr. Admoni provided a declaration with respect to his compliance with the qualifications to serve as an external director of the Company as required under Israeli law. The declaration is available for review at the Company's offices.

                                       10

     It is proposed that at the Meeting, the following Resolution be adopted:

     "RESOLVED, that the shareholders hereby approve a second three-year term for Mr. Eli Admoni as an external director of the Company effective from August
26, 2009 and until August 25, 2012, in accordance with the provisions of the
Companies Law, and his compensation and the compensation of Mr. Yacov Elinav, the Company's other external director, shall be NIS 2,000 (approximately $500)
per meeting of the Board of Directors and any Board committee meeting and annual compensation shall be in the amount of NIS 50,000 (approximately $12,500), as may be adjusted from time to time in the future so as not to fall below the minimum compensation required to be paid to external directors pursuant to the regulations under the Companies Law."

     The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the election of the aforementioned nominee, provided that either (i) such a majority includes at least one-third (1/3) of the total votes of shareholders, who are not
Controlling Shareholders of the Company (as defined under the Companies Law) or anyone voting on their behalf, present at the Meeting in person or by proxy
(votes abstaining shall not be taken into account in counting the above-referenced shareholder votes); or (ii) the total number of shares of the non-Controlling Shareholders mentioned in (i) above that are voted against such proposal does not exceed one percent (1%) of the total voting rights in the
Company.

     Shareholders are required to indicate whether they are a Controlling
Shareholder for their vote to be counted.

     THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE APPROVAL OF THIS PROPOSAL.

COMPANIES LAW REQUIREMENTS REGARDING EXTERNAL-INDEPENDENT DIRECTORS

     We are subject to the provisions of the Israeli Companies Law, 1999 which requires that we have at least two External Directors. Under the Companies Law, a person may not be appointed as an External Director if he or his relative, partner, employer or any entity under his control has or had during the two years preceding the date of appointment any affiliation with the company, any entity controlling the company or any entity controlled by the company or by this controlling entity. The term affiliation includes: an employment relationship, a business or professional relationship maintained on a regular basis, control, and service as an office holder. No person can serve as an
External Director if the person's position or other business creates, or may create, conflicts of interest with the person's responsibilities as an External
Director. Until the lapse of two years from termination of office, a company may not engage an External Director to serve as an office holder and cannot employ or receive services from that person, either directly or indirectly, including through a corporation controlled by that person.

     Under the Companies Law, at least one of the external directors is required to have Accounting and Financial Expertise and the other External Directors are required to have Professional Expertise. A director has "Professional Expertise"
if he or she satisfies one of the following:

     (i) the director holds an academic degree in one of these areas: economics, business administration, accounting, law or public administration;

     (ii) the director holds an academic degree or has other higher education, all in the main business sector of the company or in a relevant area for the board position; or

                                       11

     (iii) the director has at least five years' experience in one or more of the following (or a combined five years' experience in at least two or more of these: (a) senior management position in a corporation of significant business scope; (b) senior public office or senior position in the public sector; or (c)
senior position in the main business sector of the company.

     In addition to the above requirements, which apply to an independent director as well, an independent director is additionally required not to serve as a Director of the Company during nine sequential years, and a recess for no more than two years shall not be deemed to interrupt the continuity of his or her service for this matter.

     The above qualifications do not apply to independent directors appointed prior to September 29, 2008, and external directors appointed prior to January
19, 2006. However, an external director may not be appointed to an additional term unless: (i) such director has "Accounting and Financial Expertise"; or (ii)
he or she has "Professional Expertise", and on the date of appointment for another term there is another external director who has "Accounting and
Financial Expertise" and the number of "Accounting and Financial Experts" on the board of directors is at least equal to the minimum number determined appropriate by the board of directors.

     Under the Companies Law, External Directors must be elected by a majority vote at a shareholders' meeting, provided that either: (1) the majority of shares voted at the meeting, including at least one-third of the shares of non-controlling shareholders who are participating in the voting at the meeting in person or by proxy, vote in favor of the election; or (2) the total number of shares voted against the election of the external director does not exceed one percent of the aggregate voting rights in the company. The initial term of an
External Director is three years, which term may be extended for an additional three years. Each committee of a company's board of directors must include at least one External Director, and all External Directors must serve on the audit committee. The Company's External Directors are currently Eli Admoni and Yacov
Elinav.

                                 PROPOSAL THREE
                       APPROVAL OF DIRECTORS' COMPENSATION

     Under the Israeli Companies Law, 5759-1999 ("Companies Law"), director's compensation requires shareholders approval. The shareholders are asked to approve compensation of NIS 2,000 (approximately $500) per meeting of the Board of Directors and any Board committee meeting and annual compensation in the amount of NIS 50,000 (approximately $12,500) to each of our current and future directors who (i) is not an external director, (ii) is not deemed to be a controlling shareholder and (iii) does not hold a position with the Company or otherwise provide services to the Company. This resolution would be in effect until the close of the next Annual General Meeting for non-external directors and, in the case of Mr. Yacov Elinav, whose term as an external director was renewed at an Extraordinary General Meeting on June 3, 2008, and Mr. Eli Admoni,
whose term as an external director is proposed to be renewed under Proposal Two, this resolution would be in effect for their three-year terms of service as external directors. In addition, the directors have received and will continue to receive a standard letter of indemnification from the Company indemnifying each of them for certain actions that (s)he takes in his/her capacity as an officer or director of the Company.

                                       12

     It is proposed that at the Meeting, the following Resolution be adopted:

     "RESOLVED, that the compensation for each of our current and future directors who (i) is not an external director, (ii) is not deemed to be a controlling shareholder and (iii) does not hold a position with the Company or otherwise provide services to the Company, would be NIS 2,000 per meeting of the
Board of Directors and any Board committee meeting and an annual compensation in the amount of NIS 50,000, as may be adjusted from time to time in the future so as not to fall below the minimum compensation required to be paid to external directors pursuant to the regulations under the Companies Law. "

     The affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting in person or by proxy, entitled to vote thereon and voting thereon (without taking into account the votes that abstained) is necessary for approval of this resolution.

                                  PROPOSAL FOUR
          FRAMEWORK RESOLUTION: APPROVAL OF THE COMPANY'S PURCHASE OF
        DIRECTORS' AND OFFICERS' LIABILITY INSURANCE POLICIES, INCLUDING
          AS DIRECTORS AND OFFICERS OF THE COMPANY'S SUBSIDIARIES, BUT
            NOT INCLUDING DIRECTORS AND OFFICERS WHO ARE CONTROLLING
                                  SHAREHOLDERS

     Following the approval of the Audit Committee and the Board of Directors, the shareholders are asked to approve the following resolution:

     RESOLVED, that the shareholders hereby approve the purchase of directors'
and officers' liability insurance policies ("D&O Insurance") for all directors and officers of the Company, including as directors or officers of the Company's subsidiaries, but not including any director or officer of the Company who may be considered a controlling shareholder, such as Ishay Davidi, Meir Shamir, and
Yarom Oren.

     The insurer, the aggregate coverage amount under each D&O Insurance policy and the annual premium to be paid for such coverage shall be determined by the
Company's Audit Committee and Board of Directors, which shall determine that the amounts are reasonable under the circumstances, taking into consideration market conditions.

     The premium paid under the Company's current D&O Insurance policy for the period commencing on September 27, 2008 and ending on September 27, 2009, is approximately US $125,000 (the "Basic Premium"). Until the expiration of this
Framework Resolution, the annual premium to be paid by the Company in any year shall not exceed 130% of the premium paid in the immediately preceding year, and the annual premium to be paid by the Company in any year shall not exceed 175%
of the Basic Premium.

     Until the expiration of this Framework Resolution, the aggregate coverage amounts of any D&O Insurance policy will not exceed the higher of: (i) US
$15,000,000; or (ii) 25% of the shareholders' equity of the Company according to the last consolidated financial statements of the Company (either audited or reviewed) published prior to the purchase of the insurance.

     This resolution is a Framework Resolution (within the meaning of such term in the Israeli Companies Regulations (Relief for Transactions with Interested
Parties) of 2000 (the "Regulations"). Under the Regulations, each purchase of a
D&O Insurance policy by the Company within the Framework Resolution is subject to approval of the Audit Committee and Board of Directors that the terms of such policy comply with the terms of the Framework Resolution, as detailed above.

     The Framework Resolution shall be valid commencing from July 1, 2009 (the date of the Board of Directors' resolution) until the termination of the D&O
Insurance policy purchased prior to the annual general meeting held by the
Company in 2014 for the calendar year 2013.

                                       13

     If shareholders approve this Proposal and D&O Insurance is purchased, the
Audit Committee and Board of Directors will consider approving coverage under such D&O Insurance policy for any director or officer of the Company who may be considered a controlling shareholder. If this coverage is approved by the Audit
Committee and the Board of Directors, the Company will issue a press release with respect to such approval.

     The affirmative vote of holders of a majority of the Ordinary Shares represented at the Meeting in person or by proxy, entitled to vote thereon and voting thereon (without taking into account the votes that abstained) is necessary for approval of this resolution.

     THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR APPROVAL OF THIS PROPOSED
RESOLUTION.

                                  PROPOSAL FIVE
              GRANT OF FINAL ANNUAL DIVIDEND TO THE SHAREHOLDERS IN
              ACCORDANCE WITH THE COMPANY'S ARTICLES OF ASSOCIATION

     Under our Articles of Association, the Board of Directors may from time to time declare and cause the Company to pay such interim dividend as may appear to the Board of Directors to be justified by the profits of the Company. The final dividend in respect of any fiscal year shall be payable only after it has been approved by Ordinary Resolution of the Company, but no such resolution shall provide for the payment of an amount exceeding that proposed by the Board of
Directors for the payment of such final dividend, and no such resolution or any failure to approve a final dividend shall affect any interim dividend theretofore declared and paid.

     Shareholders will be asked to approve the decision of the Board of the
Company to grant total dividends to shareholders in 2008 in the amount of $8 million, or approximately $0.377 per share. Such dividends were declared and paid to the shareholders during 2008. The Company has the accumulated profit for allocation in this Annual General Meeting of $8 million.

     It is proposed that at the Meeting, the following Resolution be adopted:

     "RESOLVED, to approve the granting of final dividend for the year 2008 to the shareholders of the company in the amount of $8 million (a total of $0.377 per share) in accordance with the Company's Articles of Association."

     The affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting in person or by proxy and voting thereon is necessary for approval of this resolution.

     THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE APPROVAL OF THIS PROPOSAL.

                                       14

                                  PROPOSAL SIX
                     APPROVAL OF THE APPOINTMENT OF AUDITORS

     Shareholders will be asked to approve the appointment of Kost Forer Gabbay
& Kasierer, a member firm of Ernst & Young International, as auditors of the
Company for the fiscal year ending December 31, 2009 and for the period until the next Annual General Meeting of shareholders, and to authorize the Board of
Directors, upon recommendation of the Audit Committee, to fix the remuneration of the auditors in accordance with the volume and nature of their services.
During the Meeting, the Board of Directors will state the amounts paid to the
Company's auditors for their services in the last year. Kost Forer Gabbay &
Kasierer were also the auditors for the Company for the year ended December 31,
2008.

     It is proposed that at the Meeting, the following Resolution be adopted:

     "RESOLVED, to approve the appointment of Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young International, as auditors of the Company for the fiscal year ending December 31, 2009 and for the period until the next Annual
General Meeting of shareholders. The Board of Directors is hereby authorized, upon recommendation of the Audit Committee, to determine the auditors'
compensation, to fix the remuneration of the auditors in accordance with the volume and nature of their services."

     The affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting in person or by proxy, entitled to vote thereon and voting thereon (without taking into account the votes that abstained) is necessary for approval of this resolution.

     THE AUDIT COMMITTEE AND BOARD OF DIRECTORS RECOMMEND A VOTE FOR THE
APPROVAL OF THIS PROPOSAL.

             REVIEW OF THE REPORT OF DIRECTORS, FINANCIAL STATEMENTS
                              AND AUDITORS' REPORT

     The Report of Directors for the year ended December 31, 2008 and the audited consolidated Financial Statements of the Company and the Auditors'
Report in respect thereof for the year ended December 31, 2008 will be available for review by the shareholders at the Meeting. In accordance with applicable
Israeli law, at the Meeting, the directors' representative will answer appropriate questions relating to the above mentioned statements and reports.

                                  OTHER MATTERS

     The Board of Directors knows of no matters that are to be brought before the Meeting other than as set forth in the Notice of Annual General Meeting. If any other matter requiring a vote of the shareholders properly comes before the meeting, the persons named in the enclosed form of proxy are authorized to vote on such matter using their discretion.

By Order of the Board of Directors

ORNA MAROM
COMPANY SECRETARY
July 20, 2009

                                       15

                   ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

                                  TEFRON LTD.

                                AUGUST 26, 2009

                           Please sign, date and mail
                             your proxy card in the
                           envelope provided as soon
                                  as possible.

   ^ Please detach along perforated line and mail in the envelope provided. ^

------------------------------------------------------------------------------------------------------------------------------------------------------

           PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE  [X]
------------------------------------------------------------------------------------------------------------------------------------------------------
                                                              |                                                                FOR   AGAINST
                                                              |1.   to re-elect Yacov Gelbard, Ishay Davidi, Yarom Oren,       [_]     [_]
                                                              |     Meir Shamir, Avi Zigelman, Shirith Kasher and Zvi Limon
                                                              |     as directors;
                                                              |                                                                FOR   AGAINST   ABSTAIN
                                                              |2.   to approve a second three-year term and compensation       [_]     [_]       [_]
                                                              |     for Mr. Eli Admoni as an "external director" under
                                                              |     Israeli Companies Law, 1999 effective from August 26,
                                                              |     2009;
                                                              |                                                                YES     NO
                                                              |     Are you a controlling shareholder in the Company (as       [_]     [_]
                                                              |     defined in the Israeli Companies Law) or voting on
                                                              |     behalf of a controlling shareholder? - MUST BE
                                                              |     COMPLETED FOR VOTE TO BE COUNTED.
                                                              |                                                                FOR   AGAINST   ABSTAIN
                                                              |3.   to approve the compensation for our directors;             [_]     [_]       [_]
                                                              |
                                                              |4.   to approve, as a framework resolution, the Company's       [_]     [_]       [_]
                                                              |     purchase of an insurance policy concerning insurance of
                                                              |     directors' and officers' liability, including as
                                                              |     directors and officers of the Company's subsidiaries
                                                              |     but not including the coverage of controlling
                                                              |     shareholders;
--------------------------------------------------------------|
                                                              |5.   to approve the granting of a final annual dividend in      [_]     [_]       [_]
                                                              |     the sum of $8 million in accordance with the Company's
                                                              |     Articles of Association; and
                                                              |
                                                              |6.   to approve the appointment of Kost Forer Gabbay &          [_]     [_]       [_]
                                                              |     Kasierer, a member firm of Ernst & Young International,
                                                              |     as auditors of the Company for the fiscal year ending
                                                              |     December 31, 2009 and for the period until the next
                                                              |     Annual General Meeting of the shareholders, and to
                                                              |     authorize the Board of Directors, upon recommendation
--------------------------------------------------------------|     of the Audit Committee, to determine the auditors'
To change the address on your account, please check the       |     compensation.
box at right and indicate your new address in the address     |
space above. Please note that changes to the registered   [_] |
name(s) on the account may not be submitted via this          |
method.                                                       |
--------------------------------------------------------------|

Signature of Shareholder _________________________   Date: _____________ Signature of Shareholder _________________________ Date:_____________

NOTE: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

                                     PROXY

                                  TEFRON LTD.

                      PARK AZORIM, 94 DERECH EM HAMOSHAVOT
                           PETACH TIKVA, 49527 ISRAEL

                NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
                         TO BE HELD ON AUGUST 26, 2009

  THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF THE COMPANY.

KNOW ALL PERSONS BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Mr. Eran Rotem and Ms. Orna Marom, and each of them, as agent and proxy for the undersigned, with full power of substitution, to vote with respect to all of the Ordinary Shares of Tefron Ltd. (the "Company"), standing in the name of the undersigned at the close of business on July 27, 2009, at the General
Meeting of Shareholders of the Company to be held at the Company's offices, Park
Azorim, 94 Derech Em Hamoshavot, Petach Tikva, Israel, on August 26, 2009 at
11:00 a.m. (Israel time) and at any and all adjournments thereof, with all power that the undersigned would possess if personally present and especially (but without limiting the general authorization and power hereby given) to vote as follows.

The proxies are authorized to vote in their discretion on such other matters as may properly come before the meeting.

THE SHARES REPRESENTED BY THIS PROXY CARD WILL BE VOTED IN THE MANNER DIRECTED.
TO THE EXTENT PERMITTED BY LAW AND APPLICABLE STOCK EXCHANGE REQUIREMENTS, IF NO
INSTRUCTIONS TO THE CONTRARY ARE INDICATED, THE SHARES WILL BE VOTED "FOR" ALL
THE PROPOSALS, AND IN ACCORDANCE WITH THE DISCRETION OF THE PROXIES ON SUCH
OTHER MATTERS AS MAY PROPERLY COME BEFORE THE MEETING.

                (CONTINUED AND TO BE SIGNED ON THE REVERSE SIDE)